Exhibit 19.1
INSIDER TRADING POLICY
THIS POLICY WAS APPROVED BY THE BOARD ON JANUARY 22, 2025

PURPOSE
Nurix Therapeutics, Inc. (“Nurix”) believes our stock is valuable. For that reason, Nurix stock options and discounted sales of Nurix stock through our Employee Stock Purchase Plan (“ESPP”) are important parts of our compensation program. If you choose to invest in Nurix stock, there are some rules you need to know and follow so that you do not accidentally commit insider trading, which is both a civil wrong and a crime that carries serious legal penalties, including imprisonment for up to 20 years, criminal penalties of up to $5 million for individuals (up to $25 million for entities), and civil fines of up to three times the profits gained or losses avoided. In addition, engaging in insider trading or otherwise violating this Insider Trading Policy (“Policy”) could result in company-imposed disciplinary action up to and including termination of your Nurix employment.
Insider trading happens when someone with knowledge of material nonpublic information (“MNPI”) about Nurix uses that MNPI, or tips off someone else to use the MNPI, to gain profits or avoid losses in the stock market.
Because we are committed to upholding high standards of honest and ethical business conduct, we have adopted this Policy to take an active role in preventing insider trading violations.
If you are considering trading our stock or other securities, please keep these three key points in mind:
1.Never buy or sell our securities based on MNPI;
2.Keep all MNPI confidential, including from your family and friends; and
3.When in doubt about whether you have MNPI, ask before trading.

We trust our employees and directors, and write our policies with that trust in mind. You are responsible for understanding and following this Policy and for the consequences of any actions you may take. Our General Counsel will assist with implementing, interpreting and enforcing this Policy, pre-clearing trading activities of certain people and pre-approving any Rule 10b5- 1 Plans (plans that permit insiders to sell company securities on a pre-determined schedule that the insider doesn’t control, discussed more fully later in this Policy).
PERSONS COVERED BY THIS POLICY
This Policy applies to our employees, contractors, consultants, and directors, as well as to their immediate family members, people sharing their households and anyone subject to their influence or control. It applies as well to entities such as venture capital funds, partnerships, trusts and corporations with which our employees, contractors, consultants, and directors are associated or affiliated. An “immediate family member” under this Policy means any child, stepchild, parent, stepparent, spouse, domestic partner, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of a person, and includes any person (other than a tenant or employee) sharing the household of that person. We will refer to all of these individuals and entities in this Policy collectively as “Insiders.”
Certain Insiders are subject to additional rules. For example, our officers’ (as defined in Rule 16a-1(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and directors’ (together with the officers, our “Section 16 Insiders”) trades in our stock must be pre-approved and these individuals are subject to special reporting requirements of the U.S. Securities and Exchange Commission (“SEC”). We also may have Insiders who are not Section 16 Insiders but who have regular access to MNPI in the normal course of their job; these individuals are known as our “Designated Insiders” and are listed on Exhibit A to this Policy. Designated Insiders must also get pre-approval of any trades in our stock. The list of Designated Insiders may be amended by our General Counsel without Board approval.
If you are aware of MNPI when your employment or service relationship ends, you still may not trade our securities until that MNPI has become public or is no longer material.
WHAT THIS POLICY COVERS
The primary purpose of this Policy is to prevent people with MNPI from profiting from that MNPI before it is made publicly available, thus allowing all of our stockholders to benefit from the information at the same time. More specifically, federal securities laws prohibit a person from using MNPI to make decisions about trading our stock, including tipping off someone else with that information so that they can trade our securities. “Material information” is information about our company, positive or negative, that a reasonable investor would consider important when deciding to buy or sell our securities. Material information can be positive or negative and can relate to virtually any aspect of Nurix’s business or its securities. Some examples of MNPI include not-yet- announced financial or company performance information (especially cash balance, burn and runway), significant regulatory communications, timing and achievement of major development milestones, results of research studies and clinical trials, entry into a new commercial agreement or termination of an existing commercial agreement, mergers, acquisitions or collaborations, important pipeline expansion, significant cybersecurity incidents or data breaches, significant new litigation or regulatory inquiries or developments in existing litigation or inquiries, significant developments in borrowings, or financings or capital investments, significant changes in corporate strategy, stock offerings or stock splits and changes in senior executive management or our Board of Directors. This list is illustrative only and is not intended to provide a comprehensive list of circumstances that could result in material information. Determination of what may constitute material information will depend upon the facts and circumstances in each particular situation. “Nonpublic” means that the confidential information has not yet been shared broadly outside the company. Please remember as well that we may possess confidential information relating to or belonging to our collaborators, partners or other third parties, and that it is equally important that we treat this information with the same care with which we treat our own information. If you are not sure whether information is considered public, you should either consult with our General Counsel or assume that the information is nonpublic and treat it as confidential.
This Policy applies to all transactions involving our securities, including shares of our common stock, restricted stock units (“RSUs”) and options to purchase common stock, and any other type of debt or equity securities we may issue, such as bonds, preferred stock, convertible notes, warrants and exchange-traded options or other derivative securities relating to Nurix’s securities, whether or not issued by Nurix.
PROHIBITED ACTIVITIES
This is a list of activities prohibited under this policy based on specific relationships with Nurix:
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Insider:
•Trade our securities while in possession of any MNPI (other than pursuant to a 10b5-1 Plan or a non-Rule 10b5-1 Trading Arrangement (as defined below) entered into in accordance with this Policy).
•Trade our securities outside of a Trading Window or during any Blackout Period designated by our General Counsel (other than pursuant to a 10b5-1 Plan or a non- Rule 10b5-1 Trading Arrangement entered into in accordance with this Policy). See the definition of “Trading Window” and “Blackout Period” below.
•Trading in the securities of another company in the same industry or sector as Nurix based on MNPI about Nurix, a Nurix collaborator or a Nurix affiliate.
•Unless approved in advance by the General Counsel, make a gift, charitable contribution or other transfer without consideration of our securities during a period when you cannot trade.
•Share MNPI with any outside person, unless required by your job and such person is under NDA, or as authorized by our General Counsel.
•Give trading advice about Nurix to anyone, unless the advice is to tell someone not to trade our securities because the trade would violate this Policy or the law.
•Engage in transactions involving options or other derivative securities on our stock, such as puts and calls, whether on an exchange or in any other market, unless you limit the transaction solely to exercising a compensatory equity grant issued by us.
•Engage in hedging or monetization transactions involving our securities, such as zero cost collars and forward sale contracts.
•Contribute our securities to exchange funds in a manner that could be interpreted as hedging in our stock.
•Engage in short sales of our securities, meaning a sale of securities that you do not own, including short sales “against the box.”
•Use or pledge our securities as collateral in a margin account or as collateral for a loan, unless the pledge has been approved by our General Counsel at least two weeks prior to the proposed execution of documents for the pledge.
•Distribute our securities to limited partners, general partners or stockholders of any entity outside of a Trading Window or during a Blackout Period (other than pursuant to a 10b5-1 Plan entered into in accordance with this Policy), unless those limited partners, general partners or stockholders have agreed in writing to hold the securities until the next open Trading Window.
•Engage in any of the above activities for securities you own in any other company if you have MNPI about that company obtained in the course of your service to Nurix.
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Section 16 Insider and Designated Insider – All the Insider prohibitions plus:
•Trade our stock outside of an approved 10b5-1 Plan or approved non-Rule 10b5-1 Trading Arrangement without obtaining pre-approval from our General Counsel by: (a) providing written notification of the amount and nature of the proposed trade, (b) certifying no earlier than two full business days prior to the proposed trade that you have no MNPI and, to your knowledge, you will have no MNPI as of the proposed trade date, and (c) receiving email confirmation from our General Counsel approving the trade, which approval can be granted or denied at his or her discretion. You may satisfy (a) and (b) by emailing the required information and certification to our General Counsel and must notify our General Counsel promptly via email of any changes to the certification in (b) prior to the proposed trade. Our General Counsel must get pre-approval from our Chief Financial Officer, or if our Chief Financial Offer is the General Counsel, then our Chief Executive Officer. For the avoidance of doubt, the foregoing shall not apply to transactions in stock held by entities such as venture capital funds, partnerships, trusts and corporations with which our directors are associated or affiliated.
Exceptions to Prohibited Activities
The trading restrictions of this Policy do not apply to the following:
•401(k) Plan. Investing 401(k) plan contributions in a company stock fund in accordance with the terms of our 401(k) plan. However, any changes in your investment election regarding Nurix’s securities are subject to trading restrictions under this Policy.
•Employee Stock Purchase Plan. Purchasing our stock through periodic, automatic payroll contributions to our ESPP, making election changes related to the ESPP and electing to enroll in the ESPP. However, any sales of our stock acquired under the ESPP are subject to trading restrictions under this Policy.
•Options. Exercising stock options granted under our equity incentive plans (i) when cash is paid to satisfy the full exercise price; (ii) when previously owned company stock is delivered to Nurix to satisfy the full exercise price; or (iii) through a net exercise of a stock option that is permitted by Nurix’s equity incentive plan and that does not involve a sale of shares in the open market. Payment of taxes in connection with exercising stock options granted under the Nurix equity incentive plans pursuant to net settlement arrangements approved by Nurix for the payment of taxes upon the exercise of stock options and that does not involve a sale of shares in the open market. However, the sale of any shares issued on the exercise of company-granted stock options, as well as any cashless exercise of company-granted stock options in which stock is sold on the open market to pay the exercise price or taxes (i.e., “same-day sales”) are subject to trading restrictions under this Policy.
•RSUs. The settlement of RSUs pursuant to a net settlement or a “sale to cover” for non-discretionary, automatic tax withholdings initiated and approved by Nurix for the payment of taxes upon the vesting of RSUs.
WHEN TRADING IS ALLOWED
When you have access to MNPI, you need to take special care in planning when you might trade our stock. We have provided guidelines below to help you plan your trading in a way that is consistent with this Policy and the law.
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Trading Windows and Blackout Periods
•Trading Windows. Both our existing stockholders and potential new investors in our stock need time to absorb our external statements before the information in those statements will be considered “public.” For that reason, we have implemented windows of time when you can trade our stock without violating this Policy. Other than pursuant to an approved 10b5-1 Plan or an approved non-Rule 10b5-1 Trading Arrangement, all Insiders are allowed to trade our securities only during the Trading Window period, which opens after the close of trading on the next full trading day following the widespread public release of our quarterly or year- end operating results, and closes at the close of trading on the last date of the then-current quarter. For example, if we publicly announce our quarterly financial results after close of trading on a Monday (or before trading begins on a Tuesday), then the first time an Insider can trade our securities is after the close of market on Tuesday (effectively at the opening of the market on Wednesday for regular trading).
However, if we announce quarterly financial results after trading begins on that Tuesday, then the first time the Insider can trade is after the close of market on Wednesday (effectively at the opening of the market on Thursday for regular trading).
•No Trading During Trading Windows While in the Possession of MNPI. Even if a Trading Window that would allow you to trade our securities is open, you still may not trade our securities if you possess MNPI at that time. An Insider who knows MNPI during an open Trading Window may trade our securities only after the close of trading on the next full trading day following our widespread public release of that MNPI.
•No Trading During Blackout Periods. Even if a Trading Window is open, our General Counsel, at her discretion, may designate special trading restrictions (“Blackout Period”) that apply to specific individuals or groups of people (including all Insiders) for as long as our General Counsel determines. No Insider subject to a Blackout Period may trade our securities during any such Blackout Period.
Additionally, no Insider subject to a Blackout Period is permitted to tell anyone not subject to the Blackout Period that a Blackout Period has been designated or that one previously was in place, because that also is confidential information that cannot be disclosed internally or externally.

PERMITTED TRADES UNDER 10B5-1 PLANS
Nurix allows Insiders to trade in Nurix securities while in possession of MNPI, outside of a Trading Window or during a Blackout Period, only pursuant to a “10b5-1 Plan.”
A 10b5-1 Plan is a plan written in advance that allows an Insider with MNPI to trade a predetermined number of shares at a predetermined time based on terms put in place before the Insider had any MNPI as contemplated in Rule 10b5-1; these trades occur in accordance with the 10b5-1 Plan and without any action or influence by the Insider. We encourage all of our Section 16 Insiders and Designated Insiders to establish a 10b5-1 plan. If you are interested in setting up a 10b5-1 Plan, you should consult with our General Counsel and make sure that:
•The 10b5-1 Plan complies with the requirements of Rule 10b5-1 under the Exchange Act and this Policy.
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•You have certified to our General Counsel in writing, no earlier than two business days prior to the date that the 10b5-1 Plan is formally established (and shall not have withdrawn such certification prior to adoption of such 10b5-1 Plan), that as of such date and as of the adoption date of the 10b5-1 Plan, (i) you do not and, to your knowledge, will not be in possession of MNPI, (ii) you are aware that all trades to be made pursuant to the 10b5-1 Plan will be made in accordance with applicable SEC rules, including Section 16 of the Exchange Act and Rule 144 of the Securities of 1933, as amended, as applicable, (iii) you are adopting the 10b5-1 Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Section 10(b) of the Exchange Act and Rule 10b5-1, and (iv) you will act in good faith with respect to the 10b5-1 Plan throughout its duration. This certification may be made in an email to our General Counsel. You must notify our General Counsel promptly via email and withdraw the certification if any changes of circumstances prior to the adoption date of the 10b5-1 Plan have or will render such certification to be inaccurate as of that time.
•The first trade under the 10b5-1 Plan does not occur (i) for a Section 16 Insider: until the later of (a) ninety (90) days after the adoption of the 10b5-1 Plan and (B) two (2) business days following the disclosure of Nurix’s financial results in a Form 10-Q or Form 10-K for the completed fiscal quarter in which the 10b5-1 Plan was adopted (but not to exceed 120 days following the adoption of the 10b5-1 Plan); and (ii) for persons other than Section 16 Insiders: until at least 30 days after the effective date of the 10b5-1 Plan. These waiting periods are collectively referred to as the “Cooling-Off Period.”
•The 10b5-1 Plan is not a single-trade 10b5- 1 Plan adopted during the 12-month period immediately following the person’s adoption of another single-trade 10b5-1 Plan, subject to the exceptions noted in Rule 10b5-1, which are provided for you in the Appendix.
•The 10b5-1 Plan is put in place during an open Trading Window and not during any regular quarterly or specially declared Blackout Period.
•A person may have no more than one 10b5-1 Plan adopted at any point in time (i.e., multiple concurrent or overlapping plans are prohibited), subject to the exceptions noted in Rule 10b5-1, which are provided for you in the Appendix. One of these exceptions is for plans authorizing certain “sell-to-cover” transactions.
Approval of a 10b5-1 Plan by our General Counsel and/or an acknowledgement of a 10b5-1 Plan by Nurix shall not be considered a determination by our General Counsel or Nurix that the 10b5-1 Plan satisfies the requirements of Rule 10b5-1.
10b5-1 Plan Modifications
Once you have an approved 10b5-1 Plan in place, you will need approval from our General Counsel to make certain changes to it.
Modifying or changing the amount, price, or timing of the purchase or sale of our securities underlying the 10b5-1 Plan (or a modification or change to a written formula or algorithm, or computer program that affects the amount, price, or timing of the purchase or sale of such securities) (any such modification or change, a “Plan Modification”) will be deemed to be the same as terminating your existing 10b5-1 Plan and entering into a new 10b5-1 Plan. As a result, the approval process for a Plan Modification is the same as the approval process for initially adopting a 10b5-1 Plan, including being subject to a new Cooling-Off Period. We discourage you from making multiple Plan Modifications, as that may give the appearance
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that you are trading on MNPI under the guise of that plan. Plan Modifications can only be made during a Trading Window and not during any Blackout Period and only when you are not in possession of MNPI. For other modifications to a 10b5-1 Plan, you must notify the General Counsel of such modification in writing at least two business days prior to the modification and such modification must be approved by the General Counsel.
10b5-1 Plan Terminations
Once you have an approved 10b5-1 Plan in place, you will need approval from our General Counsel to terminate it.
Other Trading Arrangements
Insiders are not allowed to enter into “non-Rule 10b5-1 trading arrangements” (as defined in Regulation S-K Item 408(c)) (a “non-Rule 10b5-1 Trading Arrangement”) unless otherwise approved in advance by our General Counsel.
THERE ARE SIGNIFICANT CONSEQUENCES FOR VIOLATING INSIDER TRADING LAWS
The consequences of violating the insider trading laws can be severe. People who violate insider trading laws may be required to disgorge profits made or losses avoided by trading, pay the loss suffered by the persons who purchased securities from or sold securities to the insider tippee, pay civil fines of up to three times the profit made or loss avoided, pay a criminal penalty of up to $5 million for individuals and $25 million for entities and serve a prison term of up to 20 years. In addition, individual directors, officers and other supervisory personnel may also be required to pay major civil or criminal penalties for failure to take appropriate steps to prevent insider trading by those under their supervision, influence or control.
CONSEQUENCES OF VIOLATING THIS POLICY
We may impose sanctions on anyone violating this Policy and may issue stop-transfer orders to our transfer agent to forestall any attempted trades that would violate this Policy. Sanctions may include disciplinary action, including termination of your Nurix employment. Section 16 Insiders and Designated Insiders may be required to certify compliance with this Policy on an annual basis. Notifications and approvals required under this Policy may be provided by email.
The trading prohibitions of this Policy are not the only securities-trading rules and regulations you need to follow. You should be aware of additional prohibitions and restrictions set by contract or by federal and state securities laws and regulations (e.g., contractual restrictions on the resale of securities, rules on short-swing trading by Section 16 Insiders, compliance with Rule 144 under the Securities Act and others). Any Insider who is uncertain whether other prohibitions or restrictions apply should ask our General Counsel.
ADMINISTRATION
The General Counsel will administer and interpret this Policy and enforce compliance as needed. The General Counsel may consult with Nurix’s outside legal counsel as needed. The General Counsel may designate other individuals to perform the General Counsel’s duties under this Policy.
Neither Nurix nor the General Counsel will be liable for any act made under this Policy.
Neither Nurix nor the General Counsel is responsible for any failure to approve a trade or for imposing any Blackout Period.
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REPORTING VIOLATIONS; QUESTIONS
Any Insider who violates this Policy or any federal or state laws governing insider trading or tipping, or who knows of any such violation by any other Insider, must report the violation immediately to our General Counsel.
Please direct all questions about this Policy to our General Counsel. If you want to submit a concern or complaint regarding a possible violation of this Policy anonymously, you should follow the procedures outlined in our Whistleblower Policy. Anyone who violates this Policy may be subject to disciplinary measures, which may include termination of employment.
CHANGES TO THIS POLICY
Our Board reserves the right in its sole discretion to modify or grant waivers to this Policy. Any amendments or waiver may be publicly disclosed if required by applicable laws, rules and regulations. For the avoidance of doubt, unless explicitly stated by Nurix’s board of directors (the “Board”), any waiver, amendment or modification of the Policy by the Board shall not be considered a waiver of Nurix’s Code of Business Conduct and Ethics.
TRADING BY THE COMPANY
Nurix will not transact in our securities unless in compliance with applicable U.S. securities laws, rules and regulations and applicable listing standards of The Nasdaq Stock Market LLC.
EFFECTIVE DATE
The effective date of this Policy is January 22, 2025. The prior amendments to this Policy that were approved by the Board on January 31, 2023, to be effective February 27, 2023, do not affect the affirmative defense available under an existing 10b5-1 Plan that was entered into prior to February 27, 2023, except to the extent that a Plan Modification is made to such plan after February 27, 2023.

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EXHIBIT A
Designated Insiders
All Vice President level employees and above and their respective administrative assistants All members of the Legal team
All members of the Finance team
All members of the Disclosure Committee
All members of the Asset teams
Additional individuals to be listed as determined by the General Counsel

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Appendix
Exceptions to the Multiple, Overlapping 10b5-1 Plan Restriction
Such exceptions are:
•An eligible “sell-to-cover” 10b5-1 Plan where such plan authorizes an agent to sell only such securities as are necessary to satisfy tax withholding obligations arising exclusively from the vesting of a compensatory award, such as restricted stock or stock appreciation rights, and the Insider does not otherwise exercise control over the timing of such sales. For the avoidance of doubt, this exception does not extend to sales incident to the exercise of option awards.
•A series of separate contracts with different broker-dealers or other agents acting on behalf of the person (other than Nurix) to execute trades thereunder may be treated as a single 10b5-1 Plan, provided that the individual constituent contracts with each broker-dealer or other agent, when taken together as a whole, meet all of the applicable conditions of and remain collectively subject to the provisions of Rule 10b5-1, including that a modification of any individual contract acts as modification of the whole 10b5-1 Plan, as defined in Rule 10b5-1(c)(1)(iv). The substitution of a broker-dealer or other agent acting on behalf of the person (other than Nurix) for another broker- dealer that is executing trades pursuant to a 10b5-1 Plan shall not be a “Plan Modification” as long as the purchase or sales instructions applicable to the substitute and substituted broker are identical with respect to the prices of securities to be purchased or sold, dates of the purchases or sales to be executed, and amount of securities to be purchased or sold.
•One later-commencing 10b5-1 Plan for purchases or sales of any securities of Nurix on the open market under which trading is not authorized to begin until after all trades under the earlier- commencing 10b5-1 Plan are completed or expired without execution. However, the first trade under such later-commencing 10b5-1 Plan must be scheduled after the “Effective Cooling-Off Period,” or the Cooling-Off Period that would be applicable to the later-commencing 10b5-1 Plan if the date of adoption of the later-commencing 10b5-1 Plan were deemed to be the date of termination of the earlier-commencing 10b5-1 Plan.
Exceptions to the Single-Trade 10b5-1 Plan Restriction
There is an exception for eligible “sell-to-cover” 10b5-1 Plans where the plan authorizes an agent to sell only such securities as are necessary to satisfy tax withholding obligations arising exclusively from the vesting of a compensatory award, such as restricted stock or stock appreciation rights, and the Insider does not otherwise exercise control over the timing of such sales.

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